

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Brent David Willis
Chief Executive Officer
Victory Electronic Cigarettes Corporation
11335 Apple Drive
Nunica, MI 49448

Re: **Victory Electronic Cigarettes Corporation**
Preliminary Information Statement on Schedule 14C
Filed May 8, 2014
File No. 000-52745

Dear Mr. Willis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
David E. Danovitch, Esq.